COPY

Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY):	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☑ AMENDMENT

1. State the name of the applicant: NASDAQ BX, Inc.
2. Provide the applicant's primary street address (Do not use a P.O. Box):
   One Liberty Plaza, New York, NY 10006
3. Provide the applicant's mailing address (if different):
   Office of General Counsel
   805 King Farm Blvd., Rockville, MD 20850
4. Provide the applicant's business telephone and facsimile number:
   Phone: 301-978-8400 / Fax: 301-978-8472
   (Telephone) (Facsimile)
5. Provide the name, title, and telephone number of a contact employee:
   John Yetter | Vice President, Office of General Counsel | 301-978-8497
   (Name) (Title) (Telephone Number)
6. Provide the name and address of counsel for the applicant:
   Edward S. Knight
   805 King Farm Blvd.
   Rockville, MD 20850
7. Provide the date applicant's fiscal year ends: December 31
8. Indicate legal status of applicant: ☑ Corporation ☐ Sole Proprietorship ☐ Partnership ☐ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
   (a) Date (MM/DD/YY): 12/16/2005 (b) State/Country of formation: Delaware
   (c) Statute under which applicant was organized:

SEC
Mail Processing
Section
JUL 11 2016
Washington DC
412


16019244

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 07/08/16 (MM/DD/YY) NASDAQ BX, Inc. (Name of applicant)

By: [signature] (Signature) John M. Yetter Vice President and Deputy GC (Printed Name and Title)

Subscribed and sworn before me this 8th day of July (Month), 2016 (Year) by [signature] (Notary Public)

My Commission expires: ______ County of ______ State of ______

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

COLLEEN MARIE STEELE
NOTARY PUBLIC STATE OF MARYLAND
County of Montgomery
My Commission Expires January 29, 2020


Nasdaq

805 KING FARM BLVD.
ROCKVILLE, MD 20850

July 8, 2016

Via Overnight Mail

U.S. Securities and Exchange Commission
Division of Trading and Markets
Office of Market Supervision
100 F Street, N.E.
Washington, DC 20549

Re: Form 1 – Amendment of July 8, 2016

Dear Sir of Madam:

Pursuant to Rule 6a-2 under the Securities Exchange Act of 1934, NASDAQ BX, Inc. is submitting a supplementary amendment to its Form 1 sent to the Commission on June 28, 2016. If you have any questions, please call me at 1-301-978-8497 or Jonathan Cayne at 1-301-978-8493.

Sincerely,



John M. Yetter

Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY):	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☑ AMENDMENT

1. State the name of the applicant: NASDAQ BX, Inc.
2. Provide the applicant's primary street address (Do not use a P.O. Box):
   One Liberty Plaza, New York, NY 10006
3. Provide the applicant's mailing address (if different):
   Office of General Counsel
   805 King Farm Blvd., Rockville, MD 20850

SEC Mail Processing Section
JUL 11 2016
Washington DC
412

4. Provide the applicant's business telephone and facsimile number:
   Phone: 301-978-8400 / Fax: 301-978-8472
   (Telephone) (Facsimile)
5. Provide the name, title, and telephone number of a contact employee:
   John Yetter — Vice President, Office of General Counsel — 301-978-8497
   (Name) (Title) (Telephone Number)
6. Provide the name and address of counsel for the applicant:
   Edward S. Knight
   805 King Farm Blvd.
   Rockville, MD 20850
7. Provide the date applicant's fiscal year ends: December 31
8. Indicate legal status of applicant: ☑ Corporation ☐ Sole Proprietorship ☐ Partnership ☐ Limited Liability Company ☐ Other (specify):

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

(a) Date (MM/DD/YY): 12/16/2005 (b) State/Country of formation: Delaware

(c) Statute under which applicant was organized:

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 07/08/16 (MM/DD/YY) — NASDAQ BX, Inc. (Name of applicant)

By: [signature] (Signature) — John M. Yetter, Vice President and Deputy GC (Printed Name and Title)

Subscribed and sworn before me this 8th day of July (Month), 2016 (Year) by [signature] (Notary Public)

My Commission expires ______ County of ______ State of ______

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

COLLEEN MARIE STEELE
NOTARY PUBLIC STATE OF MARYLAND
County of Montgomery
My Commission Expires January 29, 2020

NASDAQ BX, INC.

SUPPLEMENTAL EXHIBIT LIST

Exhibit A Articles of Incorporation, By-Laws, and Rules

The information is available at **http://nasdaqbx.cchwallstreet.com/**. The Exchange certifies that the information available at such location is accurate as of its date.

Exhibit B All Written Rulings, Settled Practices having the effects of Rules and Interpretations.

The information is available at **http://nasdaqbx.cchwallstreet.com/**. The Exchange certifies that the information available at such location is accurate as of its date.

Exhibit C Updated List of Subsidiaries and Affiliates of the Exchange (as of 6/30/2016)

The Exchange has updated the list of subsidiaries and affiliates to reflect Nasdaq, Inc.'s ("Nasdaq Holdco") acquisition of U.S. Exchange Holdings, Inc. and certain of its subsidiaries and affiliates ("ISE Entities") on June 30, 2016.

All information required under Exhibit C for the subsidiaries and affiliates of the Exchange is listed in the attachment for Exhibit C and is kept up-to-date and available to the Commission and the public upon request. The Exchange certifies that the information available at such location is accurate as of its date.

Exhibit D Supplemental Financial Statements for Subsidiaries and Affiliates of the Exchange (as of 6/30/2016), for the following ISE Entities (no financial statements are available yet for ISE Mercury, LLC, launched on February 16, 2016):

1. U.S. Exchange Holdings, Inc.
2. International Securities Exchange Holdings, Inc.
3. International Securities Exchange, LLC
4. ISE Gemini, LLC
5. ISE ETF Ventures LLC
6. Longitude LLC
7. Longitude S.A.
8. ETC Acquisition Corp.

Additionally, as a result of the acquisition of the ISE Entities, The Options Clearing Corporation ("OCC") now qualifies as an affiliate of Nasdaq Holdco. OCC's financial statements can be found at: http://www.optionsclearing.com/components/docs/about/annual-reports/occ-2015-annual-report.pdf

The unconsolidated financial statements for the latest fiscal year that is required under Exhibit D for the subsidiaries and affiliates of the Exchange is listed in the attachment for Exhibit D and is kept up-to-date and available to the Commission and the public upon request.

Exhibit E Operation of Electronic Trading System

Not applicable.

Exhibit F Forms: Membership and Member

The information is available at http://www.nasdaqtrader.com/Trader.aspx?id=nasdaq_bx . The Exchange certifies that the information available at such location is accurate as of its date.

Exhibit G Forms: Financial Statements, Reports, or Questionnaires

This information is kept up-to-date and available to the Commission and the public upon request.

Exhibit H Forms: Company Listings

The information is available at **http://nasdaqbx.cchwallstreet.com/**. The Exchange certifies that the information available at such location is accurate as of its date.

Exhibit I Financial Statement of Exchange

The audited financial statements for NASDAQ BX were submitted to the Commission on June 28, 2016. The audited financial statements for The Nasdaq Educational Foundation, Inc. will be completed shortly and will be filed upon completion. The audited financial statements contained in the Form 10-K for Nasdaq Holdco for the fiscal year ended December 31, 2015 are available at https://www.sec.gov/Archives/edgar/data/1120193/000112019316000020/ndaq-20151231x10k.htm

Exhibit J List of Officers, Governors, and Members of Standing Committees

This information is kept up-to-date and available to the Commission and the public upon request.

Exhibit K List of Shareholders or Partners of the Exchange

1. Full legal name;
2. Title or Status;
3. Date title or status was acquired;
4. Approximate ownership interest; and
5. Whether the person has control, a term that is defined in the instructions to this Form.

Nasdaq, Holdco is the sole shareholder of NASDAQ BX, Inc., a Delaware corporation. All additional information required under Exhibit K for Nasdaq Holdco can be found in the Amendments to Form 1 filed separately by The NASDAQ Stock Market, LLC. NASDAQ BX certifies that the information required under Exhibit K is kept up-to-date and is available to the Commission and the public upon request.

Exhibit L Membership Criteria.

The information is available at http://nasdaqomx.cchwallstreet.com. The Exchange certifies that the information available at such location is accurate as of its date.

Exhibit M Membership Information

This information is kept up-to-date and available to the Commission and the public upon request.

Exhibit N Schedule of Securities

This information is kept up-to-date and available to the Commission and the public upon request.

NASDAQ BX, INC.

FORM 1 – Amendment of July 8, 2016

EXHIBIT C

Subsidiaries and Affiliates of the Exchange[1]

U.S. Entities

1. BoardVantage, Inc.
2. Boston Stock Exchange Clearing Corporation
3. Bwise Internal Control Inc.
4. Consolidated Securities Source LLC
5. Directors Desk, LLC
6. Dorsey, Wright & Associates, LLC
7. ETC Acquisition Corp.
8. ExactEquity, LLC
9. Execution Access, LLC
10. FinQloud LLC
11. FINRA/NASDAQ Trade Reporting Facility LLC
12. FTEN, Inc.
13. Global Network Content Services, LLC
14. GlobeNewswire, Inc.
15. GraniteBlock, Inc.
16. Granite Redux, Inc.
17. Inet Futures Exchange, LLC
18. International Securities Exchange Holdings, Inc.
19. International Securities Exchange, LLC
20. ISE Gemini, LLC
21. ISE Mercury, LLC
22. ISE ETF Ventures LLC
23. Kleos Managed Services Holdings, LLC
24. Kleos Managed Services, L.P.
25. Longitude LLC
26. Marketwire, Inc.
27. MW Holdco (2006) Inc.
28. Nasdaq Commodities Clearing LLC
29. Nasdaq Corporate Solutions, Inc.
30. Nasdaq Corporate Solutions, LLC
31. NASDAQ Energy Futures, LLC
32. Nasdaq Execution Services, LLC
33. NASDAQ Futures, Inc.
34. NASDAQ Global, Inc.
35. Nasdaq, Inc.
36. Nasdaq Information, LLC
37. Nasdaq International Market Initiatives, Inc.
38. NASDAQ OMX BX Equities LLC
39. NASDAQ OMX Event Technologies LLC (liquidated in 2015)
40. NASDAQ OMX (San Francisco) Insurance LLC

---

[1] This list does not include not-for-profit entities or branches of any of the subsidiaries or affiliates.

41. NASDAQ Options Services, LLC
42. NASDAQ PHLX LLC
43. Nasdaq Technology Services, LLC
44. Norway Acquisition LLC
45. NPM Securities, LLC
46. Operations & Compliance Network, LLC
47. SecondMarket Labs, LLC
48. SecondMarket Solutions, Inc.
49. SMTX, LLC
50. The NASDAQ Options Market LLC
51. The NASDAQ Private Market, LLC
52. The NASDAQ Stock Market, LLC
53. The Options Clearing Corporation
54. The Stock Clearing Corporation of Philadelphia
55. U.S. Exchange Holdings, Inc.

Non-U.S. Entities

1. 2157971 Ontario Ltd
2. AB "Lietuvos centrinis vertybinių popierių depozitoriumas"
3. AB NASDAQ OMX Vilnius
4. AS eCSD Expert
5. AS Eesti Väärtpaberikeskus
6. AS Latvijas Centralais depozitarijs
7. BoardVantage (HK) Limited
8. BoardVantage (UK) Limited
9. BoardVantage Singapore Pte. Limited
10. Bwise Beheer B.V.
11. Bwise B.V.
12. Bwise Development B.V. (merged out of existence in 2015)
13. Bwise Germany GmbH
14. Bwise Holding B.V.
15. "Central Depository of Armenia" Open Joint Stock Company (partially sold in 2015)
16. Clearing Control CC AB
17. Egypt for Information Dissemination Company
18. Eignarhaldsfelagid Verdbrefathing hf.
19. Ensoleillement Inc.
20. European Central Counterparty N.V.
21. Farm Church Holdings ULC
22. FTEN Europe Ltd (dissolved in 2015)
23. Hugin AS
24. Indxis Ltd
25. Longitude S.A.
26. Marketwire China Holding (HK) Ltd.
27. Marketwired L.P.
28. Marketwired UK Ltd
29. Nasdaq AB

30. Nasdaq (Asia Pacific) Pte. Ltd.
31. Nasdaq Australia Holding Pty Ltd
32. Nasdaq Broker Services AB
33. Nasdaq Canada Inc.
34. Nasdaq Clearing AB
35. Nasdaq Copenhagen A/S
36. Nasdaq Corporate Solutions Canada ULC
37. Nasdaq Corporate Solutions (India) Private Limited
38. Nasdaq Corporate Solutions International Limited
39. Nasdaq CSD Iceland hf.
40. Nasdaq CXC Limited
41. Nasdaq Exchange and Clearing Services AB
42. Nasdaq Helsinki Ltd
43. Nasdaq Holding AB
44. Nasdaq Holding Denmark A/S
45. Nasdaq Holding Luxembourg Sárl
46. Nasdaq Iceland hf.
47. Nasdaq International Ltd
48. Nasdaq Ltd
49. Nasdaq NLX Ltd
50. Nasdaq Nordic Ltd
51. "NASDAQ OMX Armenia" Open Joint Stock Company (partially sold in 2015)
52. NASDAQ OMX Europe Ltd
53. NASDAQ OMX France SAS
54. NASDAQ Germany GmbH
55. NASDAQ Korea Ltd.
56. Nasdaq Oslo ASA
57. Nasdaq Pty Ltd
58. Nasdaq Riga, AS
59. Nasdaq Stockholm AB
60. Nasdaq Tallinn AS
61. Nasdaq Technology AB
62. Nasdaq Technology Canada Inc.
63. Nasdaq Technology Energy Systems AS
64. Nasdaq Technology Italy Srl
65. Nasdaq Technology (Japan) Ltd
66. Nasdaq Teknoloji Servisi Limited Sirketi
67. Nasdaq Treasury AB
68. Nasdaq Vilnius Services UAB
69. OMX Netherlands B.V.
70. OMX Netherlands Holding B.V.
71. OMX Technology Ltd (dissolved in 2015)
72. OMX Technology (UK) Ltd (dissolved in 2015)
73. OMX Treasury Euro AB
74. OMX Treasury Euro Holding AB
75. Shareholder.com B.V.
76. SMARTS (Asia) Ltd

77. SMARTS Broker Compliance Pty Ltd
78. SMARTS Group Europe Ltd (dissolved in 2015)
79. SMARTS Group Holdings Pty Ltd
80. SMARTS Market Surveillance Pty Ltd
81. TOM Broker B.V.
82. TOM B.V.
83. TOM Holding N.V.

NASDAQ BX, INC.

FORM 1 – Amendment of July 8, 2016

EXHIBIT D

US Exchange Holdings, Inc

(in thousands)

		Year Ended December 31, 2015
Revenues:		
Intercompany revenue	$	6,774
Dividends from ISE Holdings		-
Other		-
Revenue		6,774
Expenses:		
Expenses:		7,524
Earnings/(loss) before interest and taxes		(749)
Interest expense		0
Interest income		8
Pretax Income/(Loss)		(742)
Provision for income tax		11,371
Net Income/(Loss)	$	(12,113)

		December 31, 2015
ASSETS		
Cash and cash equivalents	$	31,950
Other current assets		18,952
Current assets		50,903
Investment in subsidiaries		2,765,181
Deferred tax asset		92,038
Investment in associates		2,675
Non-current assets		2,859,894
Total assets		2,910,797
LIABILITIES, AND MEMBER'S EQUITY		
Liabilities		
Loan from affiliated companies		-
Other liabilities		105,990
Total liabilities		105,990
MEMBER'S EQUITY		
Total member's equity		2,804,807
Total liabilities and member's equity	$	2,910,797

International Securities Exchange Holdings Inc.

(in thousands)

		Year Ended December 31, 2015
Revenues:		
Income from investment in subsidiaries	$	51,660
Expenses:		
Depreciation and amortization		17,700
Other		13
Total expenses		17,713
Earnings/(loss) before interest and taxes		33,947
Investment income		(767)
Interest expense		-
Pretax Income/(Loss)		33,180
Provision for income tax		(13,861)
Net Income/(Loss)	$	47,041

		December 31, 2015
ASSETS		
Intangible assets, net		517,933
Goodwill		1,268,493
Receivable from affiliates		1,095
Investment in subsidiaries		102,625
Dividends receivable		-
Investment in associates		144,977
Total assets		2,035,123
LIABILITIES, AND MEMBER'S EQUITY		
LIABILITIES		
Income tax payable		22,279
Deferred tax liabilities		236,167
Payable to affiliates		147
Total liabilities		258,593
MEMBER'S EQUITY		
Total member's equity		1,776,531
Total liabilities and member's equity	$	2,035,123

INTERNATIONAL SECURITIES EXCHANGE, LLC

Financial Statements

December 31, 2015

(With Independent Auditors' Report Thereon)



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Independent Auditors' Report

The Member
International Securities Exchange, LLC:

Report on the Financial Statements

We have audited the accompanying financial statements of International Securities Exchange, LLC (the Company), which comprise the statement of financial condition as of December 31, 2015, and the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of International Securities Exchange, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

KPMG LLP

May 6, 2016

INTERNATIONAL SECURITIES EXCHANGE, LLC

Statement of Financial Condition

December 31, 2015

(In thousands)

Assets		
Current assets:		
Cash and cash equivalents	$	20,695
Accounts receivable, net		17,984
Related party receivable		864
Income tax receivable		26,441
Other current assets		6,002
Total current assets		71,986
Fixed assets, net		8,140
Intangible assets, net		14,610
Securities owned, at fair value		12,951
Deferred tax asset, net		9,129
Investment in associate, held at cost		31,000
Other assets		1,045
Total assets	$	148,861
Liabilities and Member's Equity		
Liabilities:		
Current liabilities:		
Accounts payable and accrued expenses	$	16,021
Related party payable		6,478
Related party loan payable		20,000
Compensation and benefits payable		14,837
Deferred revenue		5,119
Payment for order flow payable		373
Total current liabilities		62,828
Deferred revenue		4,922
Compensation and benefits payable		5,988
Other liabilities		2,569
Total liabilities		76,307
Member's equity:		
Total member's equity		72,554
Total liabilities and member's equity	$	148,861

See accompanying notes to financial statements.

INTERNATIONAL SECURITIES EXCHANGE, LLC

Statement of Income

Year ended December 31, 2015

(In thousands)

Revenues:		
Transaction fees	$	200,950
Member fees and other		49,216
Market data		9,392
Management and service fees		8,745
Total revenues		268,303
Transaction based expenses:		
Transaction rebates		106,208
Activity remittance fees		7,860
License and data fees		2,371
Total transaction based expenses		116,439
Net revenues		151,864
Expenses:		
Compensation and benefits		41,076
Technology and communications		17,167
Depreciation and amortization		9,452
Occupancy		6,659
Professional fees		9,304
Marketing and business development		1,405
Other		2,762
Total expenses		87,825
Operating income		64,039
Interest and investment income, net		2,845
Income before provision for income taxes		66,884
Provision for income taxes		23,047
Net income	$	43,837

See accompanying notes to financial statements.

INTERNATIONAL SECURITIES EXCHANGE, LLC

Statement of Changes in Member's Equity

Year ended December 31, 2015

(In thousands)

Member's equity as of December 31, 2014	$	11,037
Net income		43,837
Capital contributions		17,680
Member's equity as of December 31, 2015	$	72,554

See accompanying notes to financial statements.

INTERNATIONAL SECURITIES EXCHANGE, LLC

Statement of Cash Flows

Year ended December 31, 2015

(In thousands)

Cash flows from operating activities:		
Net income	$	43,837
Adjustments to reconcile net income to cash provided by operating activities:		
Depreciation and amortization		9,452
Loss on sale of equipment		7
Unrealized (gain)/loss on securities owned, net		250
Deferred taxes		(350)
(Increase) decrease in operating assets:		
Accounts receivable, net		487
Related party receivable		64
Income tax receivable		(3,923)
Securities owned, at fair value		(78)
Other assets		(3,176)
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses		2,702
Related party payable		(1,519)
Compensation and benefits payable		803
Deferred revenue		(5,110)
Payment for order flow payable		(148)
Other liabilities		805
Net cash provided by operating activities		44,103
Cash flows from investing activities:		
Purchase of fixed assets and intangible assets		(2,658)
Expenditure on internally developed intangible assets		(4,564)
Investment in associate, held at cost		(30,000)
Net cash used in investing activities		(37,222)
Cash flows from financing activities:		
Capital contribution		17,680
Repayment of related party loan		(48,000)
Proceeds of related party loan		30,000
Net cash used in financing activities		(320)
Increase in cash and cash equivalents		6,561
Cash and cash equivalents, beginning of year		14,134
Cash and cash equivalents, end of year	$	20,695
Supplemental disclosure of cash flow information:		
Cash paid for interest		528
Cash paid for income taxes		14,447

See accompanying notes to financial statements.

(1) Organization and Description of Business

International Securities Exchange, LLC (ISE or the Company) is a wholly owned subsidiary of International Securities Exchange Holdings, Inc. (ISE Holdings or the Parent). ISE Holdings is the sole member of the Company and its liability is limited to the balance of its capital account.

The Company is a fully electronic exchange for equity and index options and related services utilizing a market structure which combines the efficiencies of electronic trading with auction market principles. ISE was founded in September 1997. In February 2000, it received regulatory approval to become a national securities exchange and, in May 2000, formally commenced trading. ISE is regulated by the U.S. Securities and Exchange Commission (SEC).

Effective December 2007, Deutsche Börse AG (Deutsche Börse) through its wholly owned subsidiary Eurex, purchased all the outstanding common stock of ISE Holdings. Deutsche Börse has entered into an agreement whereby it commits to provide adequate funding to the Company for its responsibilities as a regulated securities exchange.

(2) Basis of Presentation and Significant Accounting Policies

(a) Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America and in the opinion of management reflect all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of financial condition, income, and cash flows for the period presented.

(b) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Revenue Recognition

Transaction fees are earned based on contracts executed on the Company's exchange and are recorded as transactions occur on a trade-date basis. Revenues from transactions are recorded on a gross basis in transaction revenues with related rebates recorded as transaction based expenses.

Member fees are comprised of revenues earned for connectivity and access to the Company's exchange; revenue from the sale of Competitive Market Maker (CMM) trading rights; fees for use of the Company's communication network, equipment, and trading software; regulatory and administrative fees; and index license fees and ETF royalty fees. Connectivity, access and communications fees, and equipment and trading software fees are charged and recognized on a monthly basis based upon a specific fixed fee for each service. Revenue from the sale of CMM trading

(continued)

rights is deferred and recognized on a straight-line basis over 14 years. Administrative fees are charged and recognized as earned. Regulatory fees are predominately charged on a trade-date basis.

Market data revenues are earned from the sale of the Company's trade and quote information through the Options Price Reporting Authority, LLC (OPRA) as well as from real time and historical data feeds sold directly to exchange members. The Company earns a portion of OPRA's net income based on its pro rata share of industry trade volume. OPRA revenue is recorded as transactions occur on a trade-date basis and other market data revenues are charged and recognized on a monthly or quarterly basis.

Management and service fees represent fees for services provided to affiliates of ISE and Deutsche Börse. Among the services provided to these affiliates are those relating to technology, regulatory supervision, and general administration. These fees are accrued monthly.

Transaction rebates are paid on certain option trades to incentivize market participants to send options order flow to the exchange. These transaction rebates are recorded on a trade-date basis.

Activity remittance fees of $7,860 were paid to the SEC pursuant to Section 31 of the Exchange Act. These fees are designed to recover costs to the government for the supervision and regulation of securities markets and securities professionals. This expense is wholly offset by activity assessment fees charged by the Company to exchange members which is included in transaction fees. These fees are recorded on a settlement-date basis.

License fees are paid to providers of index options products based upon the number of contracts executed on our exchange. This expense is offset by surcharges charged by the Company to exchange members for trading these products, which is included in transaction fees. These fees are recorded on a trade-date basis. Data fees are paid in order to provide index calculations on the Company's proprietary indexes as well as data used for the Market Data business.

(d) Deferred Revenue

The Company sold CMM trading rights pursuant to purchase agreements which grant perpetual trading rights on the Company's exchange. The estimated useful life was determined based upon an analysis of certain factors driving the securities industry that could have an effect on the Company's operations in providing services to its exchange members. Such factors included significant historical operating, regulatory and technology changes which have affected market participants and trading venues. Based upon the analysis, the Company currently recognizes revenue from the sale on a straight-line basis over the estimated useful life of 14 years; however, this period may be subject to change in the future.

On a periodic basis, or if certain circumstances come to its attention, the Company reviews the original factors or assumptions used in determining the estimated service period to ascertain the effect, if any, current events may have on those factors and assumptions. If the current facts warrant a change in the estimated service period, the Company will adjust the remaining revenue to be recognized in accordance with the new estimated service life using the prospective method. The service period may increase or decrease from the current estimate of 14 years based upon the facts and circumstances.

(e) ***Cash and Cash Equivalents***

The Company considers investments in money market funds and all highly liquid investments with an original maturity of 90 days or less at the time of purchase as cash equivalents. Cash equivalents are carried at cost, which approximates fair value.

(f) ***Accounts Receivable, Net***

Accounts receivable are stated at face value, net of allowance for any doubtful account. An estimate for doubtful accounts, based on the Company's bad debt experience and specific circumstances of the debtor, is made when collection of the full amount is no longer probable.

(g) ***Income Taxes***

The Company is a single-member limited liability company. It has not elected to be treated as a corporation for tax purposes. Its tax status is therefore considered to be that of a disregarded entity, and as such, the results of the Company's operations are included in ISE Holdings' U.S. federal, state, and local income tax returns.

The Company records income taxes in accordance with ASC 740, *Income Taxes*, on a modified separate-company basis, pursuant to which it is required to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement carrying amounts and tax bases of its assets and liabilities. The separate-company basis is modified for state and local tax apportionment and special tax credits and deductions to appropriately reflect the current and deferred taxes on the Company's financial statements. The Company recognized all deferred tax assets and deferred tax liabilities as non-current in the statement of financial position in accordance with FASB's Accounting Standards Update 2015-17. Prior period statements of financial position were not retrospectively adjusted. A valuation allowance is established for any portion of its deferred tax asset for which a tax benefit is not expected to be realized. The income tax receivable balance represents amounts due from ISE Holdings.

The Company applies the provisions of ASC 740 which requires management to determine whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Once it is determined that a position meets this recognition threshold, the position is measured to determine the amount of benefit to be recognized in the financial statements. The Company recognizes interest and penalties, if applicable, related to uncertain tax positions separate from income tax expense in the accompanying statement of income.

(h) ***Payment for Order Flow***

The Company imposes fees upon market makers to fund payments to order flow providers under a program administered by the Company. These fees are distributed to certain order flow providers as an economic inducement to route their customer orders to the Company's exchange. The market makers have full discretion regarding the payment. Pursuant to ASC 605, *Revenue Recognition*, the Company reflects the assessments and payments on a net basis, with no impact on revenues or expenses. When fees are assessed, the Company records an asset (accounts receivable) with a corresponding liability (payment for order flow payable).

(continued)

Payment for order flow cash is reflected in cash and cash equivalents on the Company's statement of financial condition. These funds are not legally restricted and can be used for general corporate purposes.

(i) Long-Term Deferred Compensation Plan

Under terms of the Long-Term Deferred Compensation Plan, eligible employees are awarded a deferred incentive bonus in which the Company will invest its own funds, on behalf of the employee, in amounts equal to the investment choices as designated by the plan participant. The investments held through an irrevocable grantor trust were in several mutual funds. Investments, which are classified as Securities owned, at fair value on the statement of financial condition, with realized and unrealized gains or losses reported in other interest and investment income on the statement of income. The deferred compensation obligations are classified as liabilities and adjusted with a corresponding charge or credit to compensation and benefits expense to reflect the fair value of the amount owed to the employees.

(j) Fixed Assets

Fixed assets consist of computer hardware, furniture and fixtures, equipment, and leasehold improvements. Capitalized fixed assets are depreciated utilizing the straight-line method over the estimated useful lives as follows:

Hardware and equipment	3 to 7 years
Furniture and fixtures	7 years

Leasehold improvements are amortized on a straight-line basis over the lesser of the lease term or its estimated useful life.

(k) Intangible Assets

Intangible assets consist of customized and standard software, related licenses, capitalized software development costs as well as membership in OPRA. Intangible assets are amortized using the straight-line method over the estimated useful lives as follows:

Trading related software licenses	5 to 7 years
Other software licenses	3 to 5 years
OPRA	20 years

Costs for internal software are assessed to determine whether they should be capitalized or expensed in accordance with ASC 350, *Intangibles – Goodwill and Other*. Software development costs incurred during the preliminary project stage are expensed as incurred, while costs incurred during the application development stage are capitalized. Amortization is computed using the straight-line method over the software's estimated useful life, generally three to seven years, depending on the type of software. Amortization of these capitalized costs begins only when the software becomes ready for its intended use. Capitalization of costs ceases when the post implementation/operation stage of the software development process is reached.

(continued)

(In thousands)

(l) ***Marketing and Business Development***

Advertising costs, including media advertising and production costs, are expensed when incurred.

(m) ***Impairment of Fixed Assets and Intangible Assets***

On a periodic basis, the Company performs a review for the impairment of fixed and intangible assets when events or changes in circumstances indicate that the estimated undiscounted future cash flows expected to be generated by the assets are less than their carrying amounts or when other events occur which may indicate that the carrying amount of an asset may not be recoverable.

(n) ***Credit Risk***

Pursuant to agreements with its members, the Company has the authority to deduct outstanding noncontested receivables from members clearing deposit accounts at the Options Clearing Corporation. Based upon these facts, the Company believes its credit risk is not material to its financial condition.

(3) Cash and Cash Equivalents

Cash and cash equivalents are comprised of the following:

Cash at banks	$	18,242
Money market funds		2,435
Money market funds for payment for order flow program		18
Total	$	20,695

(4) Accounts Receivable

Accounts receivable consists of the following:

Trading related fees	$	17,654
Payment for order flow program		355
Allowance for doubtful accounts		(25)
Total	$	17,984

For the year ended December 31, 2015, the write-off for doubtful accounts was $7. The recorded investment in trade receivables past due 90 days or more is $279 as of December 31, 2015.

(5) Fair Value of Financial Instruments

The Company applies ASC 820, *Fair Value Measurement*, which provides guidance in using fair value to measure assets and liabilities and enhances disclosures about fair value measurements.

(In thousands)

ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and lowest priority to unobservable inputs (Level 3 measurements). The three levels of fair value hierarchy are described below:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities

Level 2 – Quoted prices for instruments that are identical or similar in markets that are not active and model-derived valuations for which all significant inputs are observable, either directly or indirectly in active markets

Level 3 – Prices or valuations that require inputs that are both significant to the fair value measurement and are unobservable

The hierarchy requires the use of observable market data when available. As required by ASC 820, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. As of December 31, 2015, all of the Company's securities owned consist of mutual funds and are classified as Level 1 within the fair value hierarchy.

(6) Deferred Revenue

The Company has sold 50 CMM trading rights as of December 31, 2015. No trading rights were sold during the year ended December 31, 2015. The CMM trading rights were each sold pursuant to purchase agreements for $1,500 each. The corresponding revenue is deferred and recognized on a straight-line basis over 14 years.

Changes in deferred revenue are as follows:

Beginning balance	$	15,151
Revenue recognized during the period		(5,115)
Other revenue		5
Ending balance	$	10,041

(7) Fixed Assets

Fixed assets consist of the following:

Leasehold improvements	$	15,518
Furniture and fixtures		1,572
Hardware and equipment		24,613
Accumulated depreciation		(33,563)
Total	$	8,140

The Company recorded $4,182 in depreciation expense for the year ended December 31, 2015.

(continued)

(In thousands)

(8) Intangible Assets

Intangible assets consist of the following:

Trading related software	$	31,788
Other intangible assets		309
In-process intangible assets		5,220
Trading related software - accumulated amortization		(22,707)
Total	$	14,610

The Company recorded amortization expense of $5,270 for the year ended December 31, 2015.

The following table presents the estimated amortization expense for each of the five succeeding fiscal years:

Year ending December 31,		Amortization expense
2016	$	4,689
2017		3,990
2018		2,906
2019		1,679
2020		1,105

In-process intangible assets begin amortization when ready for the asset's intended use. The Company capitalized $174 for software licenses and software developed for internal use during the year ended December 31, 2015.

(9) Member Fees and Other

Member fees and other are comprised of the following:

Connectivity and access fees	$	16,755
Revenue from sale of CMM trading rights		5,115
Communication, equipment and software fees		6,881
Regulatory and administrative fees		16,113
ETF royalties		4,185
Other		167
Total	$	49,216

(In thousands)

(10) Employee Benefit Plans

Employees are eligible to participate in the Company's defined contribution 401(k) plan upon meeting certain eligibility requirements. Funding is provided by voluntary contributions from the employees who can contribute up to 60% of their annual compensation to the 401(k) plan. The Company makes discretionary contributions based upon its results of operations and each participant's contributions up to prescribed limits. The plan is administered by a third party. The Company's expense relating to this plan was $1,459 for the year ended December 31, 2015.

Employees are also eligible to participate in a deferred compensation plan established to provide employees with a long-term incentive. Under the terms of the plan, eligible employees are awarded a deferred incentive bonus in which ISE will invest its own funds, on behalf of the employee, in amounts equal to the investment choices by the plan participants into the designated investments options, consisting of several mutual funds. The investment allocations constitute a deemed, not actual, investment for the participating employees. At no time does the participant have beneficial ownership in any investment; rather the allocation is used solely for purposes of adjusting the value of a participant's account based on earnings and losses resulting from the performance of the investment allocation. The investments are held in a trust structured to conform to the model approved by the IRS (an irrevocable grantor's trust) and the assets of the trust are subject to the claims of ISE's general creditors. Investment gains and losses are recorded in interest and investment income with an offsetting entry to compensation and benefits expense. Upon vesting, amounts payable to employee are settled in cash and ISE has no further obligation. Compensation expense related to the deferred compensation plan was $5,179 for the year ended December 31, 2015. As of December 31, 2015, $5,939 of unrecognized compensation costs related to unvested deferred compensation plan remains to be amortized in 2016 to 2019.

(11) Income Taxes

In accordance with an informal tax arrangement, the Company receives an allocation of ISE Holdings current and deferred income tax. The Company's share is calculated as if it were required to file federal, state, and local tax returns. This allocation from ISE Holdings is presented as provision for income taxes in the statement of income and deferred tax assets in the statement of financial condition.

The provision for income taxes consists of the following:

Current:		
Federal	$	17,620
State		5,777
Total current	$	23,397
Deferred:		
Federal	$	(793)
State		443
Total deferred		(350)
Total provision for income taxes	$	23,047

INTERNATIONAL SECURITIES EXCHANGE, LLC

Notes to Financial Statements

December 31, 2015

(In thousands)

The temporary differences which have created deferred tax assets and liabilities are detailed below. Management believes that it is more likely than not the deferred tax assets will be realized and therefore has not recognized any valuation allowance.

Deferred tax assets:		
CMM trading rights	$	4,061
Compensation-related		8,408
Legal		2,505
Other		319
Deferred tax liabilities:		
Software development		(5,622)
Dividend Receivable		(429)
Other		(113)
Total deferred tax assets, net	$	9,129

The following is a reconciliation of the provision for income taxes and the amount computed by applying the U.S. federal statutory rate to income before income taxes.

U.S. federal income tax rate	35.0%
State and local income tax, net of federal income tax benefit	5.9%
Other permanent differences	0.2%
Dividends Received Deduction	-1.4%
Tax credits and benefits	-5.4%
Other	0.2%
Effective tax rate	34.5%

The Company's financial data is combined with its parent's, ISE Holdings, on its parent's federal tax return and the following state and local tax returns: Connecticut, Illinois, New Jersey, New York State, New York City and Washington DC. As of December 31, 2015, the Company's tax years below are closed to audit through the following years:

- Federal – 2010
- Connecticut – 2011
- Illinois – 2010
- New Jersey – 2010
- New York State – 2008
- New York City – 2008
- Washington DC – 2011

(In thousands)

For those tax positions where it is more likely than not that a tax benefit will not be sustained, no tax benefit is recognized in the financial statements. The amount of unrecognized tax benefits, if recognized, that would impact the effective tax rate is $2,112. At this time, the Company does not expect any material change in the unrecognized tax positions over the next twelve months.

A reconciliation of the beginning and ending balance of the unrecognized tax benefit is as follows:

Balance as of December 31, 2014	$	570
Prior period tax positions - increases		1,542
Balance as of December 31, 2015	$	2,112

At December 31, 2015, $44 of accrued interest expense and $54 of accrued penalty expense related to the unrecognized tax benefits is reflected separate from income tax in the accompanying statement of income.

The Company recognized ($1) in interest related to income taxes for the year ended December 31, 2015. Interest expense relating to income taxes increased by $20 for the tax year ended December 31, 2015 when compared to the prior year.

(12) Capital Contributions

Capital contributions from ISE Holdings to the Company during the year ended December 31, 2015 were as follows:

Return of funding provided to parent for its dividend payment to shareholders	$	17,680
Total capital contributions	$	17,680

(13) Commitments and Contingencies

(a) Litigation

From time to time, the Company is involved in various routine reviews, regulatory audits, and inspections by the SEC as well as legal proceedings arising in the ordinary course of business. While any litigation contains an element of uncertainty, it is the opinion of management, after consultation with counsel, that the outcome of any such proceedings or claims is unlikely to have a material adverse effect on the business, financial condition, or operating results of the Company.

The Company had a long standing patent infringement case against CBOE Holdings, Inc. (CBOE), which ended unsuccessfully in 2013. Following the conclusion of the case, CBOE sought to recover from the Company its legal fees incurred in defending against the case. In December 2014, the judge presiding over the matter granted CBOE's petition for attorneys' fees. The amount of the attorneys' fees has not yet been finalized, but is expected to be approximately $6.1 million. The Company is evaluating its options, including whether to appeal the award and the amount of attorneys' fees to the Federal Circuit Court of Appeals.

(In thousands)

(b) Contractual Obligations

The Company has entered into obligations under operating leases with initial noncancelable terms in excess of one year for data center space, office space and computer equipment. Expenses recorded under these agreements for the year ended December 31, 2015 were $6,021.

Commitments for operating leases are recognized as expense on a straight-line basis over the lease term. At December 31, 2015, future minimum payments for commitments are as follows:

		Total
Year ending December 31:		
2016	$	6,334
2017		4,918
2018		4,227
2019		3,879
2020		2,447
Thereafter		1,717

(c) Letter of Credit

The Company has collateralized office space leases through a standby letter of credit. As of December 31, 2015, the Company provided a letter of credit totaling $1,045 collateralized by a cash hold collateral agreement on a money market deposit account at a financial institution which is included in other assets.

(d) Guarantees

The Company applies the provisions of ASC 460, *Guarantees*, which provides accounting and disclosure requirements for certain guarantees. The Company's trading rules, which its exchange members are bound by, limit the Company's liability for losses suffered while conducting business on the Company's exchange. The Company's exchange trading rules do not extend to the customers of its exchange members. However, the Company may, at its sole discretion, indemnify its exchange members for losses they suffer in very limited circumstances.

On January 11, 2013, the Company entered into a guarantee with an affiliated entity, with respect to the completion of a project undertaken by the affiliated company for a third party. If the affiliated entity fails to meet certain software delivery dates or commits a breach of the agreement with the third party for which there is an associated financial penalty and the affiliated entity fails to itself pay such penalty, the Company is liable under the guarantee to reimburse the third party, on behalf of the affiliated entity, up to a maximum amount of $11,000 as of December 31, 2015. The guarantee is subject to increase based on additional projects undertaken by the affiliated entity. There has been no indication to date that the guarantee will become payable.

(In thousands)

On March 6, 2015, the Company made an additional investment of $30,000 in The Options Clearing Corporation (OCC) as part of their plan to fund increased regulatory capital requirements. The Company has also committed to a capital replenishment plan in which it is committed to provide up to an additional $40,000 in funding in the event that OCC regulatory capital is depleted due to losses other than from the clearing fund.

(14) Related Party Transactions

The Company provides technology and administrative services to affiliates of ISE and Deutsche Börse. The Company also licenses its trading system software from Finnovation S. A., an affiliate entity. In February 2015, the Company withdrew a $30,000 credit facility with Deutsche Börse to fund an additional investment in the OCC as part of their plan to fund increased regulatory capital requirments. During the year ended December 31, 2015, $10,000 of this loan was paid back to Deutsche Börse. The loan term is one year with an interest rate of 1.58%. Listed below are transactions with related parties for the year ended December 31, 2015, as well as payable and receivable balances as of December 31, 2015:

Related Party		Management and service fees	Expense	Accounts payable	Loan payable	Accounts receivable	Income tax receivable, net
ISE Holdings, Inc.	$	-	-	1,095	-	-	25,297
Longitude LLC		2,465	-	-	-	320	-
Longitude S.A.		67	-	-	-	20	-
ETC Acquisition Corp		-	-	4,089	-	4	-
ISE Gemini LLC		5,881	-	2	-	502	-
Deutche Borse AG		149	202	257	20,000	15	-
Eurex Frankfurt AG		-	-	14	-	-	-
Finnovation S.A.		-	9,403	1,020	-	-	-
Clearstream Banking S.A.		175	-	-	-	1	-
US Exchange Holdings, Inc.		-	-	1	-		-
Market News International		-	-	-	-	2	-
Stoxx Limited		8	-	-	-	-	-
Total	$	8,745	9,605	6,478	20,000	864	25,297

(15) Business Concentrations

Other than related party transactions, all revenues are derived in the United States and all of the Company's assets are located in the United States. The Company considers significant customers to be those who account for more than 10% of the Company's gross revenues. For the year ended December 31, 2015, one institutional client accounted for 21% of the Company's gross revenue.

(16) Subsequent Events

The Company has performed an evaluation of subsequent events through May 6, 2016.

On March 9, 2016, Deutsche Börse entered into an agreement with Nasdaq, Inc. to divest ISE Holdings including the Company. The transaction is subject to customary closing conditions, including receipt of required regulatory approvals. The deal is currently expected to close in the second half of 2016.

On March 31, 2016, the judge in the ongoing litigation case with CBOE awarded full recovery of legal fees to CBOE. The Company adjusted the legal provision from $3,000 to $6,132 to reflect this ruling. The Company is evaluating its options, including whether to appeal the award and the amount of attorneys' fees to the Federal Circuit Court of Appeals.

ISE GEMINI, LLC

Financial Statements

December 31, 2015

(With Independent Auditors' Report Thereon)



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Independent Auditors' Report

The Member
ISE Gemini, LLC:

Report on the Financial Statements

We have audited the accompanying financial statements of ISE Gemini, LLC (the Company), which comprise the statement of financial condition as of December 31, 2015, and the related statements of income, changes in member's equity, and cash flows for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ISE Gemini, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

KPMG LLP

May 6, 2016

ISE GEMINI, LLC

Statement of Financial Condition

December 31, 2015

(In thousands)

Assets

Current assets:		
Cash and cash equivalents	$	14,448
Accounts receivable, net		2,673
Related party receivable		2
Total current assets		17,123
Intangible assets, net		1,014
Deferred tax asset, net		30
Other assets		1,000
Total assets	$	19,167

Liabilities and Member's Equity

Liabilities:		
Current liabilities:		
Accounts payable and accrued expenses	$	871
Income taxes payable		10,289
Related party payable		610
Total current liabilities		11,770
Other liabilities		92
Total liabilities		11,862
Member's equity:		
Total member's equity		7,305
Total liabilities and member's equity	$	19,167

See accompanying notes to financial statements.

ISE GEMINI, LLC

Statement of Income

Year ended December 31, 2015

(In thousands)

Revenues:		
Transaction fees	$	67,672
Member fees and other		4,610
Market data		2,194
Total revenues		74,476
Transaction based expenses:		
Transaction rebates		53,766
Activity remittance fees		1,658
License fees		46
Total transaction based expenses		55,470
Net revenues		19,006
Expenses:		
Management fees		5,881
Technology and communications		1,251
Professional fees		827
Depreciation and amortization		58
Other		1
Total expenses		8,018
Operating income		10,988
Interest and investment income, net		4
Income before provision for income taxes		10,992
Provision for income taxes		4,214
Net income	$	6,778

See accompanying notes to financial statements.

ISE GEMINI, LLC

Statement of Changes in Member's Equity

Year ended December 31, 2015

(In thousands)

Member's equity as of December 31, 2014	$	5,527
Capital distributions		(5,000)
Net income		6,778
Member's equity as of December 31, 2015	$	7,305

See accompanying notes to financial statements.

ISE GEMINI, LLC

Statement of Cash Flows

Year Ended December 31, 2015

(In thousands)

Cash flows from operating activities:		
Net income	$	6,778
Adjustments to reconcile net income to cash provided by operating activities:		
Depreciation and amortization		58
Deferred taxes		10
(Increase) decrease in operating assets:		
Accounts receivable, net		781
Related party receivable		28
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses		(576)
Related party payable		(375)
Income taxes payable		4,112
Other liabilities		92
Net cash provided by operating activities		10,908
Cash flows from financing activities:		
Capital distributions		(5,000)
Net cash used in financing activities		(5,000)
Increase in cash and cash equivalents		5,908
Cash and cash equivalents, beginning of year		8,540
Cash and cash equivalents, end of year	$	14,448
Supplemental disclosure of cash flow information:		
Cash paid for interest	$	—
Cash paid for income taxes	$	—

See accompanying notes to financial statements.

(1) Organization and Description of Business

ISE Gemini, LLC (ISE Gemini or the Company), is a wholly owned subsidiary of International Securities Exchange Holdings, Inc. (ISE Holdings or the Parent). ISE Holdings is the sole member of the Company and its liability is limited to the balance of its capital account. ISE Holdings is a subsidiary of Eurex Frankfurt AG (Eurex), which is wholly owned by Deutsche Börse AG (Deutsche Börse). Deutsche Börse has entered into an agreement whereby it commits to provide adequate funding to the Company for its responsibilities as a regulated securities exchange.

The Company is a fully electronic exchange for equity and index options and related services utilizing a market structure which combines the efficiencies of electronic trading with auction market principles. ISE Gemini received regulatory approval to become a national securities exchange on July 31, 2013 and, on August 5, 2013, formally commenced trading.

(2) Basis of Presentation and Significant Accounting Policies

(a) Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America and in the opinion of management reflect all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of financial condition, income, and cash flows for the period presented.

(b) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Revenue Recognition and Cost of Revenue

Transaction fees are earned based on contracts executed on the Company's exchange and are recorded as transactions occur on a trade-date basis. Revenues from transactions are recorded on a gross basis in transaction revenues with related rebates recorded as transaction based expenses.

Member fees are comprised of revenues earned for connectivity and access to the Company's exchange; and regulatory and administrative fees. Connectivity and access are charged and recognized on a monthly basis based upon a specific fixed fee for each service. Administrative fees are charged and recognized as earned. Regulatory fees are predominately charged on a trade date basis.

Market data revenues are earned from the sale of the Company's trade and quote information through the Options Price Reporting Authority, LLC (OPRA). The Company earns a portion of OPRA's net income based on its pro rata share of industry trade volume. OPRA revenue is recorded as transactions occur on a trade-date basis.

(Continued)

Transaction rebates are paid on certain option trades to incentivize market participants to send options order flow to the exchange. These transaction rebates are recorded on a trade-date basis.

Activity remittance fees of $1,658 were paid to the SEC pursuant to Section 31 of the Exchange Act. These fees are designed to recover costs to the government for the supervision and regulation of securities markets and securities professionals. This expense is wholly offset by activity assessment fees charged by the Company to exchange members which is included in transaction fees. These fees are recorded on a settlement-date basis.

License fees are paid to providers of index options products based upon the number of contracts executed on our exchange. This expense is offset by surcharges charged by the Company to exchange members for trading these products, which is included in transaction fees. These fees are recorded on a trade-date basis.

(d) Accounts Receivable, Net

Accounts receivable are stated at face value, net of allowance for any doubtful account. An estimate for doubtful accounts, based on the Company's bad debt experience and specific circumstances of the debtor, is made when collection of the full amount is no longer probable.

(e) Income Taxes

The Company is a single-member limited liability company. It has not elected to be treated as a corporation for tax purposes. Its tax status is therefore considered to be that of a disregarded entity, and as such, the results of the Company's operations are included in ISE Holdings' U.S. federal, state, and local income tax returns.

The Company records income taxes in accordance with ASC 740, *Income Taxes*, on a modified separate-company basis, pursuant to which it is required to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement carrying amounts and tax bases of its assets and liabilities. The separate-company basis is modified for state and local tax apportionment and special tax credits and deductions to appropriately reflect the current and deferred taxes on the Company's financial statements. The Company recognized all deferred tax assets and deferred tax liabilities as non-current in the statement of financial position in accordance with FASB's Accounting Standards Update 2015-17. Prior period statements of financial position were not retrospectively adjusted. A valuation allowance is established for any portion of its deferred tax asset for which a tax benefit is not expected to be realized. The income tax receivable balance represents amounts due from ISE Holdings.

The Company applies the provisions of ASC 740 which requires management to determine whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Once it is determined that a position meets this recognition threshold, the position is measured to determine the amount of benefit to be recognized in the financial statements. The Company recognizes interest and penalties, if applicable, related to uncertain tax positions as a component of provision for income taxes in the accompanying statement of income.

(Continued)

(f) ***Intangible Assets***

Intangible assets consist of membership in the OPRA. The exchanges in the United States on which securities options are traded have been authorized under the Securities Exchange Act of 1934 to agree to a "Plan for Reporting of Consolidated Options Last Sale Reports and Quotation Information". This membership asset is amortized using the straight-line method over twenty years based on expected useful economic life as determined by management.

(g) ***Impairment of Intangible Assets***

On a periodic basis, the Company performs a review for the impairment of intangible assets when events or changes in circumstances indicate that the estimated undiscounted future cash flows expected to be generated by the assets are less than their carrying amounts or when other events occur which may indicate that the carrying amount of an asset may not be recoverable.

(h) ***Other Assets***

Other assets represents a membership promissory note in the Options Clearing Corporation (OCC) for the admission of the Company as a participant Non-Equity Exchange in the OCC. This interest bearing promissory note is accounted for at cost.

(i) ***Credit Risk***

Pursuant to agreements with its members, the Company has the authority to deduct outstanding noncontested receivables from members clearing deposit accounts at the Options Clearing Corporation. Based upon these facts, the Company believes its credit risk is not material to its financial condition.

(3) Management Agreement

On July 31, 2013, the Company entered into an agreement effective August 5, 2013 with International Securities Exchange LLC (ISE), a subsidiary of ISE Holdings, whereby ISE performs management and oversight of the Company's operations including day-to-day operations, technology and facilities services, regulatory compliance, risk management, and accounting and legal support services. This agreement is in effect for five years with automatic successive one year renewal periods. In return, the Company pays ISE a fee for each contract traded on its exchange based on a pre-determined fair market price.

(4) Cash and Cash Equivalents

Cash and cash equivalents is comprised of the following:

Cash at banks	$	14,448
Total	$	14,448

(Continued)

(In thousands)

(5) Accounts Receivable

Accounts receivable consists of the following:

Trading related fees	$	2,674
Allowance for doubtful accounts		(1)
	$	2,673

For the year ended December 31, 2015, the write-off for doubtful accounts was $0. The recorded investment in trade receivables past due 90 days or more is $9 as of December 31, 2015.

(6) Intangible Assets

Intangible assets consist of the following:

OPRA membership	$	1,014
Total	$	1,014

The Company recorded amortization expense of $58 for the year ended December 31, 2015.

(7) Other Assets

Other assets consist of the following:

OCC promissory note	$	1,000
	$	1,000

(8) Member Fees and Other

Member fees and other are comprised of the following:

Connectivity and access fees		$	1,369
Regulatory and administrative fees			3,226
Other			15
	Total	$	4,610

(9) Income Taxes

In accordance with an informal tax arrangement, the Company receives an allocation of ISE Holdings current and deferred income tax. The Company's share is calculated as if it were required to file federal, state, and local tax returns. This allocation from ISE Holdings is presented as provision for income taxes in the statement of income and deferred tax in the statement of financial condition.

(Continued)

(In thousands)

The provision for income taxes consists of the following:

Current:		
Federal	$	3,295
State		909
Total current		4,204
Deferred:		
Federal		6
State		4
Total deferred		10
Total provision for income taxes	$	4,214

The temporary differences which have created deferred tax assets and liabilities are detailed below. Management believes that it is more likely than not the tax assets will be realized and therefore has not recognized any valuation allowance.

Deferred tax assets:		
Organizational costs	$	15
Start-up costs		14
Bad debt expense		1
Total deferred tax assets, net	$	30

The following is a reconciliation of the provision for income taxes and the amount computed by applying the U.S. federal statutory rate to income before income taxes.

U.S. federal income tax rate	35.0%
State and local income tax, net of federal income tax benefit	5.9%
Tax credits and benefits	-2.5%
Other	-0.1%
Effective tax rate	38.3%

The Company's financial data is combined with its parent's, ISE Holdings, on its parent's federal tax return and the following state and local tax returns: Connecticut, Illinois, New Jersey, New York State, New York City and Washington DC. As a result of the Company commencing operations in 2013, all income tax filings are open to examination by taxing authorities.

For those tax positions where it is more likely than not that a tax benefit will not be sustained, no tax benefit is recognized in the financial statements. The amount of unrecognized tax benefits, if recognized, that would impact the effective tax rate is $101. At this time, the Company does not expect any material change in the unrecognized tax positions over the next twelve months.

(Continued)

(In thousands)

A reconciliation of the beginning and ending balance of the unrecognized tax benefit is as follows:

Balance as of December 31, 2014	$	0
Prior period tax positions - increases		101
Balance as of December 31, 2015	$	101

As of December 31, 2015, no expense for interest and penalties related to tax uncertainties was recognized in the statement of income.

(10) Capital Distributions

Capital distributions from the Company to ISE Holdings during the year ended December 31, 2015 was as follows:

Funding provided to parent for its dividend payment to shareholders	$	(5,000)
Total capital distributions	$	(5,000)

(11) Related Party Transactions

The Company receives technology and administrative services from ISE as detailed in note 3, and licenses software from Finnovation S.A, an affiliate of Deutsche Börse. Listed below are transactions with related parties for the year ended December 31, 2015, as well as payable and receivable balances as of December 31, 2015:

Related Party		Expense	Accounts payable	Accounts receivable	Income tax receivable, net
ISE Holdings, Inc.	$	-	-	-	10,381
ISE, LLC		5,881	502	2	-
Finnovation S.A.		1,251	108	-	-
Total	$	7,132	610	2	10,381

(12) Business Concentrations

Revenues are derived in the United States and all of the Company's assets are located in the United States. The Company considers significant customers to be those who account for more than 10% of the Company's gross revenues. For the year ended December 31, 2015, two institutional clients accounted for 35% of the Company's gross revenues.

(13) Subsequent Events

The Company has performed an evaluation of subsequent events through May 6, 2016.

On March 9, 2016, Deutsche Börse entered into an agreement with Nasdaq, Inc. to divest ISE Holdings including the Company. The transaction is subject to customary closing conditions, including receipt of required regulatory approvals. The deal is currently expected to close in the second half of 2016.

ISE ETF Ventures

	Year Ended December 31, 2015
Revenues:	
Revenue	$0
Expenses:	
Administrative costs	-
Total expenses	-
Income	$0

	December 31, 2015
ASSETS	
Current assets	$0
Total assets	-
LIABILITIES, AND MEMBER'S EQUITY	
LIABILITIES	
Total liabilities	-
MEMBER'S EQUITY	
Total member's equity	-
Total liabilities and member's equity	$0

Longitude LLC

	Year Ended December 31, 2015
Revenues:	
Intercompany Revenue	$3,780,326
Expenses:	
Legal fees	101,456
Consulting fees	383,601
Intercompany expenses	2,464,871
Other	539,840
Total expenses	3,489,768
Earnings before interest and taxes	290,558
Interest income	181
Income/(Loss)	$290,739

	December 31, 2015
ASSETS	
Cash and cash equivalents	$1,903,626
Receivable from affiliates	905,951
Other current assets	23,576
Current assets	2,833,153
Non-current assets	66,645
Total assets	2,899,798
LIABILITIES, AND MEMBER'S EQUITY	
LIABILITIES	
Accounts payable	90,000
Payable to affiliates	319,484
Total liabilities	409,484
MEMBER'S EQUITY	
Total member's equity	2,490,314
Total liabilities and member's equity	$2,899,798

RCSL Nr.: B170031	Matricule: 2012 2211 593
	eCDF entry date: 06/06/2016

PROFIT AND LOSS ACCOUNT

Financial year from 01 01/01/2015 **to** 02 31/12/2015 (in 03 EUR)

Longitude S.A.

42, avenue J. F. Kennedy
L-1855 Luxembourg

A. CHARGES

	Reference(s)	Current year	Previous year
1. Use of merchandise, raw materials and consumable materials	1601	601	602
2. Other external charges	1603 6	603 4.163.047,67	604 1.414.144,00
3. Staff costs	1605	605 109.837,83	606 108.094,00
a) Salaries and wages	1607	607 96.835,24	608 95.375,00
b) Social security on salaries and wages	1609	609 4.040,66	610 3.853,00
c) Supplementary pension costs	1611	611 8.147,90	612 7.795,00
d) Other social costs	1613	613 814,03	614 1.071,00
4. Value adjustments	1615	615	616
a) on formation expenses and on tangible and intangible fixed assets	1617	617	618
b) on current assets	1619	619	620
5. Other operating charges	1621	621	622
6. Value adjustments and fair value adjustments on financial fixed assets	1623	623	624
7. Value adjustments and fair value adjustments on financial current assets. Loss on disposal of transferable securities	1625	625	626
8. Interest and other financial charges	1627	627	628 17,00
a) concerning affiliated undertakings	1629	629	630 17,00
b) other interest and similar financial charges	1631	631	632

RCSL Nr.: B170031	Matricule: 2012 2211 593

	Reference(s)	Current year	Previous year
9. Share of losses of undertakings accounted for under the equity method	1649	649	650
10. Extraordinary charges	1633	633	634
11. Income tax	1635	635 86.373,60	636 11.350,00
12. Other taxes not included in the previous caption	1637	637	638
13. Profit for the financial year	1639	639 459.854,05	640 0,00
TOTAL CHARGES		641 4.819.113,15	642 1.533.605,00

The notes in the annex form an integral part of the annual accounts

RCSL Nr.: B170031	Matricule: 2012 2211 593

B. INCOME

	Reference(s)	Current year	Previous year
1. Net turnover	7	4.544.944,60	936.808,00
2. Change in inventories of finished goods and of work and contracts in progress			
3. Fixed assets under development			
4. Reversal of value adjustments			
a) on formation expenses and on tangible and intangible fixed assets			
b) on current assets			
5. Other operating income	8	94.624,54	91.668,00
6. Income from financial fixed assets			
a) derived from affiliated undertakings			
b) other income from participating interests			
7. Income from financial current assets			
a) derived from affiliated undertakings			
b) other income from financial current assets			
8. Other interest and other financial income		179.544,01	
a) derived from affiliated undertakings		7,82	
b) other interest and similar financial income		179.536,19	
9. Share of profits of undertakings accounted for under the equity method			
10. Extraordinary income			
13. Loss for the financial year		0,00	505.129,00
TOTAL INCOME		4.819.113,15	1.533.605,00

The notes in the annex form an integral part of the annual accounts

RCSL Nr.: B170031	Matricule: 2012 2211 593
	eCDF entry date: 06/06/2016

BALANCE SHEET

Financial year from 01 01/01/2015 **to** 02 31/12/2015 (in 03 EUR)

Longitude S.A.

42, avenue J. F. Kennedy
L-1855 Luxembourg

ASSETS

	Reference(s)	Current year	Previous year
A. Subscribed capital unpaid	1101	101	102
I. Subscribed capital not called	1103	103	104
II. Subscribed capital called but unpaid	1105	105	106
B. Formation expenses	1107	107	108
C. Fixed assets	1109	109	110
I. Intangible fixed assets	1111	111	112
1. Research and development costs	1113	113	114
2. Concessions, patents, licences, trade marks and similar rights and assets, if they were	1115	115	116
a) acquired for valuable consideration and need not be shown under C.I.3	1117	117	118
b) created by the undertaking itself	1119	119	120
3. Goodwill, to the extent that it was acquired for valuable consideration	1121	121	122
4. Payments on account and intangible fixed assets under development	1123	123	124
II. Tangible fixed assets	1125	125	126
1. Land and buildings	1127	127	128
2. Plant and machinery	1129	129	130

RCSL Nr.: B170031	Matricule: 2012 2211 593

	Reference(s)		Current year		Previous year
3. Other fixtures and fittings, tools and equipment	1131	131		132	
4. Payments on account and tangible fixed assets under development	1133	133		134	
III. Financial fixed assets	1135	135		136	
1. Shares in affiliated undertakings	1137	137		138	
2. Amounts owed by affiliated undertakings	1139	139		140	
3. Shares in undertakings with which the undertaking is linked by virtue of participating interests	1141	141		142	
4. Amounts owed by undertakings with which the undertaking is linked by virtue of participating interests	1143	143		144	
5. Securities and other financial instruments held as fixed assets	1145	145		146	
6. Loans and claims held as fixed assets	1147	147		148	
7. Own shares or own corporate units	1149	149		150	
D. Current assets	1151	151	4.323.695,97	152	1.786.863,00
I. Inventories	1153	153		154	
1. Raw materials and consumables	1155	155		156	
2. Work and contracts in progress	1157	157		158	
3. Finished goods and merchandise	1159	159		160	
4. Payments on account	1161	161		162	
II. Debtors	1163	163	3.719.282,95	164	1.280.835,00
1. Trade receivables	1165	165		166	
a) becoming due and payable within one year	1167	167		168	
b) becoming due and payable after more than one year	1169	169		170	
2. Amounts owed by affiliated undertakings	1171	171	3.034.369,02	172	33.524,00
a) becoming due and payable within one year	1173 3.1	173	3.034.369,02	174	33.524,00
b) becoming due and payable after more than one year	1175	175		176	
3. Amounts owed by undertakings with which the undertaking is linked by virtue of participating interests	1177	177		178	
a) becoming due and payable within one year	1179	179		180	
b) becoming due and payable after more than one year	1181	181		182	

RCSL Nr.: B170031	Matricule: 2012 2211 593

		Reference(s)		Current year		Previous year
4. Other receivables	1183		83	684.913,93	84	1.247.311,00
a) becoming due and payable within one year	1185	3.2	185	684.913,93	186	1.247.311,00
b) becoming due and payable after more than one year	1187		187		188	
III. Transferable securities and other financial instruments	1189		189		190	
1. Shares in affiliated undertakings and in undertakings with which the undertaking is linked by virtue of participating interests	1191		191		192	
2. Own shares or own corporate units	1193		193		194	
3. Other transferable securities and other financial instruments	1195		195		196	
IV. Cash at bank, cash in postal cheque accounts, cheques and cash in hand	1197		197	604.413,02	198	506.028,00
E. Prepayments	1199		199		200	
TOTAL (ASSETS)			201	4.323.695,97	202	1.786.863,00

The notes in the annex form an integral part of the annual accounts

RCSL Nr.: B170031	Matricule: 2012 2211 593

LIABILITIES

		Reference(s)		Current year		Previous year
A. Capital and reserves	1301		301	1.426.568,37	302	966.714,00
I. Subscribed capital	1303	4.1	303	1.500.000,00	304	1.500.000,00
II. Share premium and similar premiums	1305		305		306	
III. Revaluation reserves	1307		307		308	
IV. Reserves	1309		309		310	
1. Legal reserve	1311		311		312	
2. Reserve for own shares or own corporate units	1313		313		314	
3. Reserves provided for by the articles of association	1315		315		316	
4. Other reserves	1317		317		318	
V. Profit or loss brought forward	1319		319	-533.285,68	320	-28.157,00
VI. Profit or loss for the financial year	1321		321	459.854,05	322	-505.129,00
VII. Interim dividends	1323		323		324	
VIII. Capital investment subsidies	1325		325		326	
IX. Temporarily not taxable capital gains	1327		327		328	
B. Subordinated debts	1329		329		330	
1. Convertible loans	1413		413		414	
a) becoming due and payable within one year	1415		415		416	
b) becoming due and payable after more than one year	1417		417		418	
2. Non convertible loans	1419		419		420	
a) becoming due and payable within one year	1421		421		422	
b) becoming due and payable after more than one year	1423		423		424	
C. Provisions	1331		331	43.608,00	332	74.243,00
1. Provisions for pensions and similar obligations	1333		333		334	
2. Provisions for taxation	1335		335	43.608,00	336	74.243,00
3. Other provisions	1337		337		338	
D. Non subordinated debts	1339		339	2.853.519,60	340	745.906,00
1. Debenture loans	1341		341		342	
a) Convertible loans	1343		343		344	
i) becoming due and payable within one year	1345		345		346	
ii) becoming due and payable after more than one year	1347		347		348	

RCSL Nr.: B170031	Matricule: 2012 2211 593

	Reference(s)		Current year		Previous year
b) Non convertible loans	1349	349		350	
i) becoming due and payable within one year	1351	351		352	
ii) becoming due and payable after more than one year	1353	353		354	
2. Amounts owed to credit institutions	1355	355		356	
a) becoming due and payable within one year	1357	357		358	
b) becoming due and payable after more than one year	1359	359		360	
3. Payments received on account of orders as far as they are not deducted distinctly from inventories	1361	361		362	
a) becoming due and payable within one year	1363	363		364	
b) becoming due and payable after more than one year	1365	365		366	
4. Trade creditors	1367	367		368	
a) becoming due and payable within one year	1369	369		370	
b) becoming due and payable after more than one year	1371	371		372	
5. Bills of exchange payable	1373	373		374	
a) becoming due and payable within one year	1375	375		376	
b) becoming due and payable after more than one year	1377	377		378	
6. Amounts owed to affiliated undertakings	1379	379	2.819.282,86	380	670.898,00
a) becoming due and payable within one year	1381 5	381	2.819.282,86	382	670.898,00
b) becoming due and payable after more than one year	1383	383		384	
7. Amounts owed to undertakings with which the undertaking is linked by virtue of participating interests	1385	385		386	
a) becoming due and payable within one year	1387	387		388	
b) becoming due and payable after more than one year	1389	389		390	
8. Tax and social security debts	1391	391	6.413,19	392	6.326,00
a) Tax debts	1393	393		394	4.455,00
b) Social security debts	1395	395	6.413,19	396	1.871,00

RCSL Nr.: B170031	Matricule: 2012 2211 593

		Reference(s)		Current year		Previous year
9. Other creditors	1397		397	27.823,55	398	68.682,00
a) becoming due and payable within one year	1399		399	27.823,55	400	68.682,00
b) becoming due and payable after more than one year	1401		401		402	
E. Deferred income	1403		403		404	
TOTAL (LIABILITIES)			405	4.323.695,97	406	1.786.863,00

ETC Acquisition Corp.

	Year Ended December 31,
	2015
Revenues:	
Revenue	$150,000
Expenses:	
Administrative costs	-
Total expenses	-
Income	$150,000

	December 31,
	2015
ASSETS	
Accounts receivable	$0
Receivable from affiliates	$4,084,963
Current assets	4,084,963
Total assets	4,084,963
LIABILITIES, AND MEMBER'S EQUITY	
LIABILITIES	
Total liabilities	-
MEMBER'S EQUITY	
Total member's equity	4,084,963
Total liabilities and member's equity	$4,084,963